Exhibit 99.2

ENEL GENERACIÓN CHILE S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

General

The following discussion should be read in conjunction with our unaudited interim consolidated financial statements as of June 30, 2017 and for the six month periods ended June 30, 2017 and 2016 and the notes thereto (the “Unaudited Interim Financial Statements”) included as Exhibit 99.1 to the Report on Form 6-K of Enel Generación Chile S.A. (“we,” “us,” or the “Company”) dated October 24, 2017 (the “Report”). The Unaudited Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation plants in Chile. Our consolidated revenues, income and cash flows primarily come from our core business of electricity generation.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) exceptional actions adopted by governmental authorities and (v) changes in economic conditions may materially affect our financial results. In addition, our results from operations and financial condition are affected by variations in the exchange rate between the Chilean peso and the U.S. dollar. We have certain critical accounting policies that affect our consolidated operating results. The impact of these factors on us, for the periods covered by the Unaudited Interim Financial Statements, is discussed below.

a.	Hydrological Conditions

A substantial part of our generation capacity depends on the prevailing hydrological conditions. Our installed capacity as of June 30, 2017 and December 31, 2016 was 6,351 MW, of which 54.6% was hydroelectric.

Hydroelectric generation was 3,593 GWh and 4,537 GWh in the six months ended June 30, 2017 and 2016, respectively. Our 2017 hydroelectric generation was lower than 2016 mainly due to drier hydrological conditions. In addition, some important reservoirs are still at low levels due to several years of drought since 2010, characterized by low rainfalls and a poor snowmelt.

Hydrological conditions in Chile can range from very wet, as a result of several years of abundant rainfall and lakes at their peak capacity, to extremely dry, as a consequence of prolonged droughts lasting for several years, the partial or material depletion of water reservoirs and the significant reduction of snow and ice in the mountains, which in turn leads to materially lower levels of hydrology as a consequence of lower melts. In between these two extremes, there is a wide range of possible hydrological conditions. For instance, a new year of drought has very different impacts on our business, depending on whether it follows several years of drought or a period of abundant rainfall. On the other hand, a good hydrological year has less marginal impact if it comes after several wet years than after a prolonged drought. In Chile, the months that typically have the most precipitation are May through August, and the months when snow and ice melt typically are October through March, providing water flow to lakes, reservoirs and rivers, which supply our hydroelectric plants, most of them concentrated in southern Chile. For purposes of discussing the impact of hydrological conditions on our business, we generally categorize our hydrological conditions as dry, wet or normal, although there are several other intermediate scenarios. Extreme hydrological conditions materially affect our operating results and financial conditions. However, it is difficult to indicate the effects of hydrology on our operating income, without concurrently taking into account other factors, because our operating income can only be explained by looking at a combination of factors and not each one on a stand-alone basis.

Hydrological conditions affect electricity market prices, generation costs, spot prices, tariffs and the mix of hydroelectric, thermal and non-conventional renewable energy (“NCRE”) generation, which is constantly being defined by the CEN (Coordinador Eléctrico Nacional, the technical and independent entity responsible for coordinating the efficient and safe operation of the generation units, which compose the Chilean national electricity system, so as to appropriately satisfy demand) in order to minimize the operating costs of the entire system. According to the current regulatory framework, the price at which energy is traded (known as spot price) is determined by the marginal cost of the system. The marginal cost corresponds to the more expensive power plant in operation after a dispatch based on merit. In addition, there exists a capacity payment to generators, which remunerates each power plant’s installed capacity according to availability and contribution to the system’ safety. This capacity payment is determined by the regulator every six months. Pass-through hydroelectric generation and NCRE generation are almost always the least expensive method to generate electricity and normally have a marginal cost close to zero. In the case of reservoirs used to generate electricity, Chilean authorities assign a cost for the use of water, which may lead to hydroelectric generation not necessarily being the lowest marginal cost. This is the case of Laja Lake, which is used as a reference for the SIC (Sistema Interconectado Central, the Chilean central interconnected electric system covering all of Chile except the north and the extreme south). The cost of thermal generation does not depend on hydrological conditions but instead on international commodity prices for LNG, coal, diesel and fuel oil.

Spot prices primarily depend on hydrological conditions and commodity prices and to a lesser extent on NCRE availability. Under most circumstances, abundant hydrological conditions lower spot prices while dry conditions normally increase spot prices. Spot market prices affect our results since we purchase electricity in the spot market in the case that we have deficits between our contracted energy sales and our generation, and we sell electricity in the spot market if we have electricity surpluses.

There are many other factors that may affect operating income, including the level of contracted sales, purchases/sales in the spot electricity market, commodity prices, energy demand and supply, technical and unforeseen problems that can affect the availability of our thermal plants, plant locations in relation to urban demand centers, and transmission system conditions, among others.

To illustrate the effects of hydrology on our operating results, the following table describes certain hydrological conditions, their expected effects on spot prices and generation, and the expected impact on our operating income, assuming that other factors remain unchanged. In all cases, hydrological conditions do not have an isolated effect but need to be evaluated in conjunction with other factors to better understand the impact on our operating results.

Hydrological Conditions	Expected effects on spot prices and generation	Expected impact on our operating results
Dry	Higher spot prices	Positive: if our generation is higher than contracted energy sales, energy surpluses are sold in the spot market at high prices.
Negative: if our generation is less than contracted sales, there is an energy deficit and we must purchase in the spot market at high prices.
	Reduced hydro generation	Negative: less energy available to sell in the spot market.
	Increased thermal generation	Positive: increases our energy available for sale and either reduces purchases in the spot market or increases sales in the spot market at high prices.
Wet	Lower spot prices	Positive: if our generation is less than energy contracted sales, the energy deficit is covered by purchases in the spot market at low prices.
Negative: if there are energy surpluses, they are sold in the spot market at low prices.
	Increased hydroelectric generation	Positive: more energy available to sell in the spot market, though affected generally by low prices.
	Reduced thermal generation	Negative: less energy available to sell in the spot market.

If factors other than those described above apply, the expected impact of hydrological conditions on operating results will be different than those shown above. For example, in a dry year with lower commodity prices, spot prices may decrease, or in a wet year if the demand grows, or generation plants are not available for technical or other reasons, the spot price may increase, altering the impact of hydrological conditions discussed in the table above.

b.	Economic Conditions

Macroeconomic conditions, such as changes in employment levels and significant levels of inflation or deflation may have a significant effect on our operating results. Macroeconomic factors, such as the variation of the Chilean peso against the U.S. dollar may impact our operating results, as well as our assets and liabilities, depending on the amounts denominated in U.S. dollars. For example, a devaluation of the Chilean peso against the U.S. dollar increases the cost of capital expenditure plans. For additional information, see “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders” and “Item 3. Key Information — D. Risk Factors — Chilean economic fluctuations as well as certain economic interventionist measures by governmental authorities may affect our results of operations and financial condition as well as the value of our securities.” in our Annual Report on Form 20-F for the year ended December 31, 2016 (the “2016 Form 20-F”).

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the Chilean peso may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, costs for purchases of energy and fuels in the international markets, costs or revenues from buying and selling in the spot market and U.S. dollar-denominated assets and liabilities.

The following table sets forth the closing and average Chilean pesos per U.S. dollar exchange rates for the periods indicated:

	Local Currency U.S. Dollar Exchange Rates Six months ended June 30,
	2017		2016
	Average	Period End	Average	Period End
Chilean pesos per U.S. dollar	659.98	664.29	689.40	661.37

Source: Central Bank of Chile

c.	Critical Accounting Policies

Our critical accounting policies are consistent with those described in Notes 2 and 3 of the Notes to our consolidated financial statements in Item 8 of our 2016 Form 20-F.  At June 30, 2017, there was no material change to our critical accounting policies or the methodologies or assumptions we apply under them since December 31, 2016.

Recent Accounting Pronouncements

Please see Note 2.2 of the Notes to the Unaudited Interim Financial Statements for information regarding recent accounting pronouncements.

2.	Analysis of Results of Operations for the Six Months Ended June 30, 2017 and 2016

I. Analysis of Results from Continuing Operations

In the last few years, hydrological conditions in Chile have been below the historical average. During the first six months of 2017, hydrological conditions were drier than those experienced in the same period in 2016, especially affecting southern Chile, where most of our generation facilities are located. In addition, 2017 started with reservoir levels lower than in 2016, which adversely affected our hydroelectric generation. Our hydroelectric generation decreased by 21% between June 2016 and June 2017. The average marginal costs in the SIC increased by 7% during the first half of 2017 compared to the same period in 2016, mainly due to the drought and an increase in commodity prices, partially offset by higher NCRE generation and lower demand in the system. However, we were able to partially compensate for this negative effect with higher thermal generation and with the lease agreement with AES Gener S.A. (an unrelated company) allowing us to use our available LNG at its Nueva Renca combined-cycle power plant. On the other hand, increases in our LNG businesses partially offset the lower results. The combination of these factors contributed to reduce our operating income from continuing operations for the six months ended June 30, 2017 compared to the same period in 2016. Please refer to “Operating Income and Operating Margin from Continuing Operations” below.

Revenues from Continuing Operations

For the six months ended June 30, 2017 and 2016, all of our consolidated revenues from continuing operations originated from our core generation business.

The following tables set forth our total revenues from continuing operations, physical energy sales and generation (expressed in GWh), and the corresponding changes for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Revenues	766,990	848,484	(81,494)	(9.6)

	Six months ended June 30,
	2017	2016	Change	Change
	(in GWh)			(in %)
Energy Sales	11,428	12,139	(711)	(5.9)

	Six months ended June 30,
	2017	2016	Change	Change
	(in GWh)			(in %)
Generation	8,340	8,912	(572)	(6.4)

Revenues from continuing operations decreased by Ch$ 81.5 billion, or 9.6%, for the first six months of 2017 compared to the same period in 2016, primarily due to (i) Ch$ 77.1 billion lower energy sales as a result of 711 GWh lower physical sales equivalent to Ch$ 45.9 billion, primarily to regulated customers, a decrease of 928 GWh or Ch$ 60 billion, and in the spot market, a decrease of 522 GWh or Ch$ 31 billion, partially offset by greater physical sales to unregulated customers, an increase of 739 GWh or Ch$ 45 billion, along with a 4.2% lower average energy sale prices which accounted for Ch$ 31.2 billion of lower revenues, and (ii) Ch$ 11.3 billion of lower revenues from other services provided, mainly because of lower toll revenues of Ch$ 12.5 billion. These decreases were partially offset by (i) higher natural gas sales of Ch$ 5.6 billion, and (ii) Ch$ 1.3 billion of increased other operating income mainly related to Ch$ 3.1 billion from better results in commodity hedges in Enel Generación Chile, partly offset by Ch$ 2.1 billion of lower other income related to lawsuits.

Total Operating Costs from Continuing Operations

Total operating costs from continuing operations consist primarily of energy purchases from third parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth our consolidated operating costs from continuing operations in Chilean pesos and as a percentage of total consolidated operating costs from continuing operations for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017		2016
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	181,231	29.8%	188,586	30.7%
Fuel consumption	178,403	29.3%	151,858	24.7%
Transportation costs	81,113	13.3%	115,393	18.8%
Depreciation, amortization and impairment losses(1)	58,869	9.7%	66,021	10.7%
Other variable procurement and services	48,919	8.0%	31,674	5.2%
Other expenses(1)	34,688	5.7%	35,571	5.8%
Employee benefit expense and others(1)	24,894	4.1%	25,302	4.1%
Total Operating Cost from Continuing Operations	608,117	100%	614,406	100%

(1)	Corresponds to selling and administration expenses.

The following table sets forth our consolidated operating costs (excluding selling and administrative expenses) from continuing operations for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Operating Costs (excluding Selling and Administrative Expenses) from Continuing Operations	489,666	487,512	2,155	0.4%

Operating Costs (excluding Selling and Administrative Expenses) from continuing operations increased by Ch$ 2.2 billion, or 0.4%, during the first six months of 2017 compared to the same period in 2016, mainly due to (i) Ch$ 26.5 billion of higher fuel consumption associated with a higher thermal generation as a consequence of lower hydroelectric dispatch due to the drought in southern Chile, as described above, (ii) Ch$ 17.2 billion of higher other variable procurement and services costs mostly attributable to Ch$ 11.2 billion of thermal emission taxes, Ch$ 5.9 billion higher costs related to the lease agreement with AES Gener S.A. allowing us to use our available LNG at its Nueva Renca combined-cycle power plant, and Ch$ 3.1 billion of higher commodity derivative costs, partially offset by Ch$ 1.5 billion of lower costs for water consumption by our San Isidro I and II power plants. This increase was partially offset by (i) Ch$ 34.4 billion of lower transportation costs due to lower tolls and (ii) Ch$ 7.4 billion of lower purchases of energy mainly due to lower physical purchases of 815 GWh.

Selling and Administrative Expenses from Continuing Operations

Selling and administrative expenses from continuing operations relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth our consolidated selling and administrative expenses from continuing operations in Chilean pesos, and as a percentage of total selling and administrative expenses from continuing operations, for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017		2016
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Depreciation, amortization and impairment losses	58,869	49.7%	66,021	52.0%
Other expenses	34,688	29.3%	35,571	28.0%
Employee benefit expense and others	24,894	21.0%	25,302	19.9%
Total Selling and Administrative Expenses from Continuing Operations	118,451	100%	126,895	100%

The following table sets forth a comparison of our consolidated selling and administrative expenses from continuing operations between the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Total Selling and Administrative Expenses from Continuing Operations	118,451	126,895	(8,444)	(6.7)

Selling and administrative expenses from continuing operations decreased by Ch$ 8.4 billion, or 6.7%, during the first six months of 2017 compared to the same period in 2016, mainly due to (i) Ch$ 7.2 billion of lower depreciation, amortization and impairment losses, principally as a consequence of Ch$ 5.5 billion arising from a change in the useful life of certain property, plant, and equipment applicable from 2017, (ii) Ch$ 0.9 billion of lower other fixed costs mainly due to a reduction of consultant fees and other professional outsourced services and (iii) Ch$ 0.4 billion of lower personnel expenses related to a reduction in the number of employees.

Operating Income and Operating Margin from Continuing Operations

The following table sets forth our operating income and operating margin from continuing operations, for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Operating income from continuing operations	158,873	234,078	(75,205)	(32.1)%
Operating margin from continuing operations(1)	20.7%	27.6%	—	—

(1)	Operating margin from continuing operations represents operating income from continuing operations as a percentage of revenues from continuing operations.

The Ch$ 75 billion, or 32.1%, decrease in operating income is mainly due to the 9.6% decrease in revenues from continuing operations, partially offset by the 6.7% decrease in selling and administrative expenses from continuing operations, which contributed to a decrease in our operating margin from continuing operations from 27.6% to 20.7%.

Financial and Other Results from Continuing Operations

The following table sets forth our financial and other results from continuing operations for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Financial results from continuing operations
Financial income	2,637	918	1,719	n.a.
Financial costs	(24,943)	(28,187)	3,244	(11.5)%
Gains from indexed assets and liabilities, net	(122)	336	(458)	n.a.
Foreign currency exchange differences	5,545	20,080	(14,535)	(72.4)%
Total financial results from continuing operations	(16,882)	(6,852)	(10,031)	n.a.

Other results from continuing operations
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	(778)	5,471	(6,249)	n.a.
Gain from other investments	105,462	80	105,382	n.a.
Gain from sales of assets	4,244	34	4,211	n.a.
Total other results from continuing operations	108,928	5,584	103,344	n.a.
Total financial and other results from continuing operations	92,046	(1,267)	93,313	n.a.

Financial Results from Continuing Operations

Our financial results from continuing operations for the six months ended June 30, 2017 was an expense of Ch$ 16.9 billion, a decrease of Ch$ 10 billion, compared to an expense of Ch$ 6.9 billion for the same period in 2016. This decrease is primarily due to (i) lower foreign currency exchange differences of Ch$ 14.5 billion, mainly as a result of the lower Chilean peso value of the U.S. dollar denominated intercompany debt owed to Enel Américas S.A. of Ch$ 12 billion and (ii) a Ch$ 3.2 billion reduction of financial expenses as a result of Ch$ 1.1 billion of lower interest on structured loans and trade accounts with Enel Américas S.A. in effect during the 2017 period and Ch$ 1.7 billion of lower interest associated with bank loans and bonds due to the lower level of average debt in 2017, as well as the impact of financial hedging.

Other Results from Continuing Operations

Our share of the profit (loss) of associates and joint ventures accounted for using the equity method for the six months ended June 30, 2017 was a loss of Ch$ 0.8 billion, a decrease of Ch$ 6.2 billion, compared to a profit of Ch$ 5.5 billion for the same period in 2016, primarily due to the lower results from Electrogas S.A. of Ch$ 2.8 billion and GNL Quintero S.A. of Ch$ 2 billion, which companies were sold by us in February 2017 and September 2016, respectively. Additionally, GNL Chile S.A. recorded lower net income of Ch$ 0.6 billion and HidroAysén S.A. recorded a greater loss amounting to Ch$ 0.8 billion in the 2017 period.

Gain from other investments and the sale of assets was Ch$ 110 billion during the first six months of 2017, an increase of Ch$ 105 billion compared to the same period in 2016. This increase was primarily due to the gain of Ch$ 105 billion from the sale of our former associate Electrogas in February 2017, equal to the difference between the Ch$ 115 billion sale price and the Ch$ 10 billion book value of the investment.

Income Tax Expense from Continuing Operations

Total income tax expenses from continuing operations totaled Ch$ 62.8 billion for the first six months in 2017, an increase of Ch$ 31.9 billion compared to the same period in 2016, principally due to the Ch$ 27.7 billion of income tax expense recognized related to the sale of Electrogas and Ch$ 4.2 billion related to the increase of the statutory tax rate from 24% to 25.5%.

The effective tax rate was 25% during the first six months of 2017 compared to 13.3% during the same period in 2016. The effective tax rate increased in June 2017, compared to the same period in 2016, mainly due to less adjustments in the tax rate in this first term of 2017, explaining a 10.7% decrease in the effective tax rate in 2016, comprising lower exempted tax effect of non-taxable revenues and lower price level restatement for tax purposes in equity and investments. In addition, to lesser extend the tax rate increased from 24% to 25.5% due to the tax reform. For further details, please refer to note 31 of Notes to the Interim Financial Statements.

Income from Continuing Operations and Net Income

The following table sets forth our consolidated income from continuing operations before income taxes, income tax expenses from continuing operations, net income from discontinued operations and net income for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Operating income from continuing operations	158,873	234,078	(75,205)	(32.1)%
Total financial and Other results from continuing operations	92,046	(1,267)	93,313	n.a.
Income from continuing operations before income taxes	250,919	232,811	18,109	7.8%
Income tax expense, continuing operations	(62,766)	(30,863)	(31,903)	103.4%
Net Income from continuing operations	188,153	201,948	(13,794)	(6.8)%
Net Income from discontinued operations	—	79,572	(79,572)	(100.0)%
Net income	188,153	281,520	(93,367)	(33.2)%
Net income attributable to the parent company	184,995	237,448	(52,453)	(22.1)%
Net income attributable to non-controlling interest	3,158	44,072	(40,914)	(92.8)%

The decrease in net income attributable to non-controlling interests of Ch$ 40.9 billion during the first six months of 2017 compared to the same period in 2016 is primarily due to the decrease of the net income from discontinued operations of Ch$ 79.6 billion as a result of the separation of businesses that occurred on March 1, 2016, which resulted in two months of discontinued operations included in the 2016 period. On that date, we transferred all of our ownership in non-Chilean generation businesses to a newly formed company Endesa Américas

S.A., which was spun-off to our shareholders in April 2016 and merged with and into Enel Américas S.A. in December 2016. Therefore, our consolidated statement of comprehensive income for the six months ended June 30, 2016 includes two months of contribution from the discontinued non-Chilean generation businesses while there were no discontinued operations in the first six months of 2017. The details of the non-controlling interests are described in Note 23.7 of the Notes to the Unaudited Interim Financial Statements.

II. Analysis of Results from Discontinued Operations

Net income from discontinued operations decreased by Ch$ 79.6 billion during the first six months in 2017 compared to the same period in 2016. The decrease is a direct result of the separation of businesses that occurred on March 1, 2016. On that date, we transferred all of our ownership in non-Chilean generation businesses to a newly formed company, Endesa Américas S.A., as described above under “Income from Continuing Operations and Net Income.”

The Ch$ 79.6 billion of net income from discontinued operations for the first six months of 2016 represents the inclusion of the discontinued non-Chilean generation businesses for the two-month period ended February 29, 2016, while there were no discontinued operations in the first six months of 2017.

The following table sets forth the breakdown by nature of the line item “Net Profit after tax from discontinued operations” for the two-month period ended February 29, 2016:

Two months ended February 29, 2016
(In millions of Ch$)
Revenues	229,075
Other operating income	6,648
Total Revenue and Other Operating Income	235,723

Raw materials and consumables used	(95,954)
Contribution Margin	139,770

Other work performed by the entity and capitalized	1,188
Employee benefits expense	(11,609)
Depreciation and amortization expense	—
Impairment losses	(907)
Other expenses	(16,296)
Operating income	112,146

Other gains, net	42
Financial income	2,780
Financial costs	(21,057)
Share of profit of investments accounted for using the equity method	6,376
Foreign currency exchange gain (losses), net	25,485
Profit before income taxes	125,772
Income tax expense, discontinued operations	(46,200)
NET PROFIT FROM DISCONTINUED OPERATIONS	79,572

Net profit from discontinued operations attributable to:
Shareholders of Enel Generación Chile	39,759
Non-controlling interests	39,813
NET PROFIT FROM DISCONTINUED OPERATIONS	79,572

B.	Liquidity and Capital Resources.

The following discussion of cash sources and uses reflects the key drivers of our cash flow.

We have direct ownership interests in GasAtacama Chile (97.4%) and Pehuenche (92.7%), our main consolidated subsidiaries. On a stand-alone basis, we receive cash inflows from our own operating assets, from our subsidiaries, as well as from related companies. Our subsidiaries and associates’ cash flows may not always be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds through dividends or capital reductions.

Our statement of cash flows for the first six months of 2016 includes cash flows for two months from the discontinued non-Chilean generation businesses as a result of the separation of businesses that occurred on March 1, 2016, compared to the statement of cash flow for the first six months of 2017, which does not include cash flows from the discontinued non-Chilean generation businesses. On March 1, 2016, we transferred all of our ownership in the non-Chilean generation businesses to a newly formed company, Endesa Américas S.A., which was spun-off to our shareholders in April 2016 and merged with and into Enel Américas S.A. in December 2016.

Set forth below is a summary of our consolidated cash flow information (including both continuing and discontinued operations) for the six months ended June 30, 2017 and 2016:

	Six Months ended June 30,
	2017	2016

Net cash flows provided by operating activities	140	261
Net cash flows provided by (used in) investing activities	13	(76)
Net cash flows used in financing activities	(260)	(219)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(107)	(34)
Effect of exchange rate changes on cash and cash equivalents	3	(12)
Cash and cash equivalents at beginning of period	114	150
Cash and cash equivalents at end of period	11	104

Set forth below is a summary of the net cash flow attributable to discontinued operations for the two months ended February 29, 2016:

Two months ended February 29, 2016
(in billions of Ch$)
Net cash flows provided by operating activities	69
Net cash flows used in investing activities	(26)
Net cash flows provided by financing activities	80
Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	123
Effects of exchange rate changes on cash and cash equivalents	(24)
Cash and cash equivalents at beginning of period	112
Cash and cash equivalents at end of period	211

For the six months ended June 30, 2017, net cash flows provided by operating activities was Ch$ 140 billion, a decrease of Ch$ 121 billion, or 46%, compared to Ch$ 261 billion for the same period in 2016. The decrease was primarily due to Ch$ 336 billion of lower collections from the sale of goods and services comprised mainly of:

(i)	Ch$ 83 billion of lower collections from Enel Generación Chile, on a stand-alone basis and excluding intercompany transactions, due to lower physical sales mainly to regulated customers;

(ii)	Ch$ 18 billion of lower collections from the sale of goods and services from GasAtacama Chile, excluding intercompany transactions, related to lower physical energy sales in the spot market; and
(iii)

Ch$ 235 billion of lower collections from discontinued operations from our former non-Chilean generation businesses, which as a result of the spin-off of Endesa Américas S.A. are no longer consolidated by us since March 1, 2016.

This decrease was also a result of an increase of Ch$ 35 billion in income taxes paid during the first six months of 2017 primarily due to better financial results in 2016 with respect to 2015 and an increase of anticipated payments from us which accounted for a Ch$ 58 billion increase, offset by Ch$ 23 billion of lower payments related to discontinued operations during 2016.

Other changes from operating activities, which affected the cash flows provided by operating activities were as follows:

(i)	a decrease in payments to suppliers of goods and services of Ch$ 122 billion mainly due to a Ch$ 121 billion decrease of payments from discontinued operations during 2016;
(ii)

a decrease in other payments for operating activities of Ch$ 112 billion mainly attributable to Ch$ 116 billion of additional tax payments generated in accordance with Peruvian tax law as a result of the spin-offs of the non-Chilean businesses in 2016, paid in March 2016 by us; and

(iii)	a decrease of Ch$ 13 billion in payments to and on behalf of employees resulting from a reduction in the number of employees, of which Ch$ 8 billion was related to discontinued operations during 2016.

For the six months ended June 30, 2017, net cash flows provided by investing activities was Ch$ 13 billion compared to net cash flows used in investing activities of Ch$ 76 billion for the same period in 2016. The change was mainly due to other collections from the sale of equity or debt instruments belonging to other entities of Ch$ 116 billion related to the Electrogas sale, partially offset by the acquisition of property, plant and equipment of Ch$ 103 billion, mostly related to the 150 MW Los Cóndores project.

For the six months ended June 30, 2017, net cash flows used in financing activities was Ch$ 260 billion, an increase of Ch$ 40 billion, or 18%, compared to Ch$ 219 billion for the same period in 2016. The main drivers of the cash used are described below.

The aggregate cash outflows from financing activities from continuing operations were primarily due to:

(i)	Ch$ 238 billion in dividend payments to third parties, excluding dividends paid to us (including Ch$ 234 billion paid by us, on a stand-alone basis, and Ch$ 4 billion paid by Pehuenche, among others).
(ii)	Ch$ 22 billion of interest paid mainly by us on a stand-alone basis.

For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds, please see “Item 3. Key Information — D. Risk Factors — We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.” in the 2016 Form 20-F.

We coordinate the overall financing strategy of our subsidiaries. However, our subsidiaries independently develop their capital expenditure plans and finance their capital expansion programs through internally generated funds or financings, if necessary. We have no legal obligations or other commitments to financially support our subsidiaries. In some cases, our subsidiaries may be financed by us through intercompany loans.

We have accessed the international equity capital markets, with an SEC-registered ADS issuance on August 3, 1994. We have also issued bonds in the United States (“Yankee Bonds”). Since 1996, we and our subsidiary Pehuenche have issued a total of US$ 2.8 billion in Yankee Bonds. We have also issued floating rate notes under our Euro Medium-Term Note Programme.

The following table lists the outstanding Yankee Bonds issued by us as of June 30, 2017. The weighted average annual coupon interest rate for such bonds is 5.8%, without giving effect to each bond’s duration, or put options.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(%)	(in millions of US$)
Enel Generación Chile	10 years	April 2024	4.250	400	400
Enel Generación Chile (1)	30 years	February 2027	7.875	230	206
Enel Generación Chile (2)	40 years	February 2037	7.325	220	71
Enel Generación Chile (1)	100 years	February 2097	8.125	200	40
Total			5.813 (3)	1,050	717

(1)	We repurchased some of these bonds in 2001.
(2)

Holders of the 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009 for a total amount of US$ 149.2 million. The remaining US$ 70.8 million principal amount of the Yankee Bonds mature in February 2037.

(3)	Weighted-average coupon by outstanding amount.

We have access to the Chilean domestic capital markets where we have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to Chilean pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by us, outstanding as of June 30, 2017.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon (inflation- adjusted rate)	Issued	Outstanding
			( %)	(in millions of UF)	(in millions of UF)	(in billions of Ch$)
Enel Generación Chile Series H	25 years	October 2028	6.20	4.0	2.4	65
Enel Generación Chile Series M	21 years	December 2029	4.75	10.0	10.0	267
Total			5.03 (1)	14.0	12.4	332

(1)	Weighted-average coupon by outstanding amount.

For a full description of the local bonds issued by us, see “ — Unsecured liabilities detailed by currency and maturity” and “ — Secured liabilities breakdown by currency and maturity” in Note 17 of the Notes to the Unaudited Interim Financial Statements.

We frequently participate in the international commercial bank markets through syndicated senior unsecured loans. The amounts outstanding or available for these bank loans as of June 30, 2017 is set forth in the table below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Enel Generación Chile	Syndicated revolving loan	February 2020	200	—

The undrawn revolving credit facility is governed by the laws of the State of New York and does not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing us full flexibility to draw on up to US$ 200 million in the aggregate as of June 30, 2017 from such committed revolving facility under any circumstances, including situations involving a MAE.

We also borrow from banks in Chile under fully committed facilities under which a potential MAE would not be an impediment to this source of liquidity. In 2016, we entered into a 3-year bilateral revolving loan for an aggregate amount of UF 2.8 million (Ch$ 76 billion as of June 30, 2017) as set forth in the table below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of UF)	(in millions of UF)
Enel Generación Chile	Bilateral revolving loan	March 2019	2.8	—

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to Ch$ 209 billion in the aggregate as of June 30, 2017.

We also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately Ch$ 23 billion in the aggregate, none of which are currently drawn. Unlike the committed lines described above, which are not subject to MAE conditions precedent prior to disbursements, these facilities are subject to greater risk of not being disbursed in the event of a MAE, and therefore could limit our liquidity under such circumstances.

We also have access to the Chilean commercial paper market under programs that have been registered with the Chilean Superintendence of Securities and Insurance for a maximum of US$ 200 million. Finally, we also have access to other types of financing, including supplier credits, leasing, among others.

Except for the SEC-registered Yankee Bonds, which are not subject to financial covenants, our outstanding debt facilities include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of June 30, 2017, the most restrictive financial covenant affecting us was the leverage ratio in connection with the bilateral revolving loan facility that matures in March 2019, and the syndicated senior unsecured loan that matures in February 2020. Under such covenants, the maximum additional debt that could be incurred without a breach is Ch$ 1,726 billion. As of June 30, 2017 and as of the date of the Report, we and our subsidiaries are in compliance with the financial covenants contained in our debt instruments.

As is customary for certain credit and capital market debt facilities, a significant portion of our financial indebtedness is subject to cross default provisions. Each of the revolving credit facilities described above, as well as our Yankee Bonds, have cross default provisions with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default.

The cross default provisions for our revolving credit facility that is due in February 2020, governed by the laws of the State of New York, refer to defaults of the borrower, without reference to any of our subsidiaries. Under such credit facility, only matured defaults exceeding a US$ 50 million materiality threshold qualify for a potential cross default when the principal amount involved exceeds US$ 50 million, or its equivalent in other currencies, although our subsidiaries do not have any financial obligation. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate the maturity if lenders representing more than 50% of the aggregate debt of the outstanding facility choose to do so. All of our Yankee Bonds are unsecured and not subject to any guarantees by any of our subsidiaries or parent companies.

The Yankee Bonds’ cross default provisions may be triggered by our or our subsidiaries’ debt. A matured default by either us or any of our subsidiaries could result in a cross default to our Yankee Bonds if such matured default, on an individual basis, involves a principal amount exceeding US$ 30 million, or its equivalent in other currencies, although our subsidiaries do not have any financial obligation.  In the case of the Yankee Bond due in 2024 issued by us in April 2014, the materiality threshold is US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, holders of Yankee Bonds would have the option to accelerate their maturity if either the trustee or bondholders representing at least 25% of the aggregate debt of a particular series then outstanding choose to do so.

Our local bonds and our local credit facility due in March 2019 do not have cross default provisions to debt other than the respective borrower’s own indebtedness.

The payment of dividends and distributions by certain subsidiaries and affiliates are potentially subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions. We are currently in compliance with the legal restrictions, and therefore, they currently do not affect the payment of dividends or distributions to us. For a description of liquidity risks resulting from our company status, see “Item 3. Key Information — D. Risk Factors — We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.” in the 2016 Form 20-F.

Our estimated capital expenditures for 2017 through 2019 amount to Ch$ 392 billion, of which Ch$ 366 billion is considered non-discretionary investments. Maintenance capital expenditures is considered non-discretionary because we need to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We consider the investment in expansion projects under execution as non-discretionary expenditures, such as those for Los Cóndores project, as well as water rights. We consider the remaining Ch$ 26 billion as discretionary capital expenditures. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

We do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in the 2016 Form 20-F. We expect to be able to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash and fund capital expenditures with a mixture of internally generated cash and borrowings.

C.	Trend Information.

We are engaged in the generation of electricity in Chile. Our business is subject to a wide range of conditions that may result in significant variability in our earnings and cash flows from period to period. We seek to establish a conservative and well-balanced commercial policy, which aims at controlling relevant variables, reducing risks and providing stability in our results of operations.

Our net income is principally the result of operating income from our generation business, and non-operating income, which consists primarily of income arising from related companies accounted for using the equity method, interest expense and tax expense.

Our operating income is impacted by the combined effect of several factors including our contracted electricity prices, prevailing hydrological conditions, the price of fuels used to generate thermal electricity, contracted obligations, generation mix, and the electricity prices prevailing in the spot market, among others. The combined effect of many, and sometimes all, of these factors impact our operating income.

Among the main drivers of our results of operations of our electricity generation business are our sale prices and energy costs. The quantity of electricity sold has been generally stable over time, with increases reflecting economic and demographic growth. Our profits from contracted sales are driven by the ability to generate or buy electricity at a cost lower than the contracted price. However, the applicable price for electricity sales and purchases in the spot market is much harder to predict because the spot generation price is influenced by many factors. Abundant hydrological conditions generally lower spot prices, while dry conditions increase them, though this effect on prices is being mitigated with the incorporation of the NCRE, which represent approximately 16% of the total national installed capacity as of June 2016.  However, our operating income might not be impacted adversely even when we are required to buy at high prices in the spot market if our commercial policy is appropriately managed. Our goal is to have a conservative and well-balanced commercial policy, which aims at controlling relevant variables, provides stability to profits, and mitigates our exposure to the volatility of the spot market by contracting sales of a significant portion of our expected electricity generation through long-term electricity supply contracts. Our optimal level of electricity supply commitments is one that allows us to protect ourselves against low marginal cost conditions, such as those existing during the rainy season, while still taking advantage of high marginal cost conditions, such as higher spot market prices during dry years. In order to determine the optimal mix of long-term contracts and sales in the spot market we: (i)  project our aggregate generation taking into consideration our generation mix, the incorporation of new projects under construction and a dry hydrology scenario, (ii) create demand estimates using standard economic theory, and (iii) forecast the system’s marginal cost using proprietary stochastic models.

Currently, our contracted sales are not standardized and the terms and conditions of these sale contracts are individually negotiated. Typically, when we negotiate these sale contracts, we try to set the price at a premium over future expected spot prices to mitigate the risk of future increases in spot prices. However, the premium can vary substantially depending on a variety of conditions. Our contracted sales with regulated customers (distributors) represent on average more than 70% of our sales, which allows us to have consistent prices for longer periods, normally between 10 to 20 years, which combined with our conservative commercial policy, generally provides for our profitability. Most of our current regulated tariffs are principally indexed to the U.S. consumer price index (“CPI”) and to a lesser extent, of the commodities prices. We expect that until 2020, regulated tariff rates will remain fairly stable, without material changes. Beginning in 2022, contracts awarded in the August 2016 auction will come into effect and our regulated contract tariffs will decrease by 6%, due to the participation of the NCRE providers in the distribution company bid. We routinely participate in energy bids and we have been awarded long-term energy sale contracts. These contracts incorporate the expected variable cost considering the changes in the main variables secure the sale of our current and expected new capacity and allow us to stabilize our income. Currently, 47% of our expected annual generation is sold under contracts with terms of at least ten years and 85% is sold under contracts with terms of at least five years.

Spot prices could be affected by international prices for commodities such as fuel oil, coal and LNG, since Chile does not produce coal or hydrocarbons in any significant quantities. Fuel prices affect our results since commodity prices directly affect generation costs of our thermal power plants, which as of June 30, 2017 represents 44% of our installed capacity. Commodity prices, mainly oil, materially decreased since the second half of 2014 reaching their lowest level in February 2016 and increasing slightly during 2016, but still remaining lower than 2015 prices. During the first half of 2017, fuel prices continued to increase and it is expected that this trend will continue during the rest of 2017. Our costs also depend on factors such as spot prices, generation mix, including the entrance of NCRE generation, hydrology conditions and our contractual surpluses/deficits. As described above, our contracted sales prices are currently indexed, in part, to commodities prices, including coal, Brent oil and Henry Hub gas prices; therefore, sales prices will also be affected by variations of these commodity prices, affecting in part our results. We estimate our exposure to commodity risk, considering the balance between our generation and the portion of our contract sales indexed to commodities, which are contracted for long-term periods (10-15 years), and we manage commodity risk using derivative contracts.

In order to mitigate the risk of fuel cost increases, we have entered into supply contracts to cover part of the fuel needed to operate the thermal generation units, which operate with natural gas among other types of fuel. In July 2013, we renegotiated a LNG sale and purchase agreement with British Gas through 2030, allowing us to secure our long-term LNG supply at competitive prices, with significant flexibility and at capacities sufficient for our current and future needs. This enhances our position to manage fuel supply risks, especially when facing increasing fuel costs scenarios. This is becoming more important as there is an increasing trend to penalize fuel intensive technologies, such as coal and diesel, which have greater environmental impacts.

In 2016, we entered into a Terminal Use Agreement with GNL Mejillones, a port located in northern Chile, to discharge LNG, becoming one of the main suppliers in the zone. This agreement allowed us to renew gas purchase contracts with industrial customers and to supply our thermal plants that are part of the SING (Chilean interconnected electric system operating in the northern Chile).

During the first half of 2017, the average marginal costs in the SIC increased by 7% compared to the same period in 2016, mainly due to the drought that has affected southern Chile and an increase in commodity prices, which was partially offset by higher NCRE generation and lower demand in the system. We were able to mitigate these negative impacts in our operating income with higher thermal generation and with the lease agreement with AES Gener S.A. (an unrelated company), in place since July 2015, allowing us to use our available LNG its Nueva Renca combined-cycle power plant.

With respect to the development of new projects to increase our installed capacity, the cost of developing conventional energy projects has increased over time due to growing environmental restrictions, scarcity of places to locate plants coupled with significant opposition from different groups that delay development and increase costs.  On the other hand, in the last couple of years, the cost of NCRE has decreased as a result of technological improvements, enabling smaller projects to become profitable while simultaneously facing less environmental restrictions and minor opposition. In addition, NCRE sources have a shorter construction period and their smaller size provides more flexibility to address changes in demand. The emergence of NCRE power plants requires further market flexibility and focus on operational efficiency to combine the different technologies.

Enel, our ultimate controlling shareholder, announced in October 2015 that it will no longer build coal power plants because it considers the technology to be counterproductive considering its desire to be carbon neutral by 2050. Closures of existing coal power plants are scheduled at the end of their life cycles. The lost capacity will most likely be substituted, with NCRE generation.

For more detail on how factors impact the net income of our electricity generation business and the results for the six months ended June 30, 2017 compared with those recorded in previous periods, see “— A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company” and “— A. Operating Results — 2. Results of Operations for the six months ended June 30, 2017 and 2016”.

We expect reasonably good operating performance during the coming years given the macroeconomic perspective for Chile. Despite current uncertainties concerning the global economy, there is favorable expectation for Chile’s growth during the next five years, including an expected 2.9% growth in GDP in 2018, based on Latin American Consensus Forecasts published by Consensus Economics Inc. on September 18, 2017, and an expected 3.3% growth in the annual electricity demand over the next five years.